

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

October 23, 2008

China Advanced Construction Materials Group, Inc.
Attention: Xianfu Han, Chief Executive Officer
Yingu Plaza, 9 Beisihuanxi Road, Suite 1708
Haidian District, Beijing 100080 PRC

Re: China Advanced Construction Materials Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 10, 2008
File No. 333-152918

Dear Mr. Han:

We have reviewed your filing and have the following comments.

General

1.   Please note that you have not appropriately marked all revised disclosure in the marked copy of the amendment you filed on EDGAR. We cite as examples revised disclosure on pages 5, 7, 10, 33, 34, 38, 39, 44, 45, 48, 49, 50, 54, 58, II-2 and II-3 that are not marked. In future amendments please mark all revised disclosure.

Acquisition of BVI-ACM and Related Financing, page 33

2.   In the fourth paragraph, please describe and quantify the fees and expenses incurred in the private placement transaction and disclose who they were paid to. If any fees were paid to the investors, please disclose them.

3.   On page 34, you indicate that no established trading market existed for your common stock. However, on page 20, you indicate that your common stock has been quoted on the OTC Bulletin Board since May 19, 2008 under the symbol "CADC.OB." Please clarify what you mean when you indicate that no established trading market existed. Furthermore, you indicate that the market price of your common stock at the time of the private placement is determined by valuing the shares of common stock underlying the convertible preferred stock by allocating the purchase price paid by the investors in a cash transaction between a willing buyer and a willing seller, the 9% dividend coupon discounted to present, and the value of warrants issued to investors by CRR Binomial model. Please tell us how you determined that this was an appropriate method of determining the value of your common stock. Please provide a detail example of this valuation and cite the accounting literature used to support your conclusion. Please also

explain why the stock price as quoted on the OTC bulletin board was not a more reliable market price of your common stock.

4.   Please disclose how you accounted for the registration rights discussed on pages 33 and 34 relating to your private placement on June 11, 2008. Please also include this disclosure in your financial statements for the year ended June 30, 2008. Refer to paragraph 12 of FSP EITF 00-19-2.

Executive Compensation, page 47

5.   Please disclose the information set forth in your response to prior comment 26.

Principal and Selling Stockholders, page 53

6.   We note your response to prior comment 34. However, we cannot locate the statement that "unless otherwise indicated, none of the selling stockholders are broker-dealers or affiliates of broker-dealers." In addition, it does not appear that you have indicated any selling stockholders who are brokers or affiliates of brokers. Please clarify and identify which selling stockholders are brokers or affiliates of brokers.

Experts, page 63

7.   Your experts wording refers to the financial statements of BVI-ACM; however the only financial statements included in the filing are those of China Advanced Construction Materials Group, Inc. Please revise as necessary.

Financial Statements

General

8.   We note your response to prior comment 38. Please provide a pro forma statement of income for the most recent fiscal year and most recent interim period as required by Article 11 of Regulation S-X.

Statement of Cash Flows, page F-5

9.   Please tell us how you calculated the change in accounts receivable for the year ended June 30, 2008. Your change in accounts receivable of ($4,831,494) does not appear to be the change in balance sheet amounts from June 30, 2007 through June 30, 2008. Please advise or revise your statement of cash flows accordingly.

Note 2. Summary of Significant Accounting Practices, page F-8

Principles of Consolidation, page F-8

10.   As previously requested in prior comment 55, please help us understand how you
        determined Beijing Xin Ao Co., Ltd. was a variable interest entity based on paragraph 5
        of FIN 46(R). Please disclose the specific facts and circumstances that led to this
        determination. Please provide a detailed explanation referencing paragraph 5 of FIN
        46(R).

Redeemable Preferred Stock, page F-13

11.   We have read your response to comment 49 from our letter dated September 5, 2008.
        You indicate that you discounted the fair value of the warrants from the carrying value of
        the redeemable stock. Please tell us whether you allocated the proceeds of the offering
        between the preferred stock and warrants based on the relative fair value in accordance
        with APB 14.

12.   Please help us better understand how you determined the appropriate accounting
        treatment for the convertible preferred stock. Specifically, please tell us which specific
        paragraphs of SFAS 150 led you to determine that this convertible preferred stock should
        be accounted for pursuant to SFAS 150. Refer to paragraphs 9 through 15 of SFAS 150.
        For example, if you believe that the preferred stock is a mandatorily redeemable financial
        instrument, please provide us with a comprehensive explanation as to how you
        determined this based on paragraphs 9, 10, and A9 of SFAS 150. Please also tell us what
        consideration you gave to EITF Topic D-98. Please provide us the specific clauses of
        each of the agreements that relate to the redemption features and tell us how you
        determined the appropriate classification of the preferred stock in light of these. Please
        also tell us how you determined that the effective conversion price was higher than the
        market price pursuant to EITF 98-5 and EITF 00-27.

Income Taxes, page F-14

13.   We have read your response to comment 43 from our letter dated September 5, 2008.
        Please provide the disclosures required by paragraphs 20 and 21 of FIN 48. At a
        minimum, please disclose your policy on classification of interest and penalties in
        accordance with paragraph 19 of FIN 48 and provide a tabular reconciliation of the total
        amounts of unrecognized tax benefits.

14.   On page F-14, you indicate that there were no deferred tax amounts as of June 30, 2008
        and 2007. With regard to provisions, reserves, inventory valuation methods,
        depreciation, and amortization of intangibles, please tell us how you determined that
        there were no temporary differences during the years ended June 30, 2008 and 2007.
        Please also disclose whether tax holidays or incentives affect your conclusion regarding

temporary differences during the years ended June 30, 2008 and 2007. Refer to SFAS 109 and revise your disclosures accordingly.

Note 3 – Supplemental Disclosure of Cash Flow Information, page F-18

15.   We have read your response to comment 44 from our letter dated September 5, 2008. It is not clear where you have addressed comment 44 in your filing. Your current disclosure indicates that you had assigned accounts receivable in the amount of $6,069,802 and $13,776,694 in 2008 and 2007 to the suppliers as an offset of the liabilities owed recorded under accounts payable. As previously requested, please tell us and disclose how you have presented the accounts receivable and liability amounts on your balance sheets. If you have offset these amounts on your balance sheets, please tell us how you determined this was appropriate based on the guidance of FIN 39. Please also tell us where collections of assigned receivable are recorded in the statement of cash flows.

Note 5 - Accounts receivable, trade, page F-19

16.   We have read your response to comment 45 from our letter dated September 5, 2008. On page F-13, you indicate that the ultimate collection of account receivable may take more than a year and as such is reflected as non-current. Please disclose the nature of both current and non-current receivables and the typical payment terms associated with these accounts receivables. Please also disclose how you evaluate whether non-current amounts are collectible.

Note 13 – Earnings Per Share, page F-27

17.   Please tell us how you determined that it was appropriate to subtract loan issuance costs and unamortized discount on convertible notes from net income for diluted earnings per share. Please also tell us what consideration you gave to your convertible preferred stock in calculating your basic and diluted earnings per share in accordance with SFAS 128.

Form 10-K for the Year Ended June 30, 2008

General

18.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Controls and Procedures, page 69

19.   Please clearly disclose whether or not you determined your internal controls over financial reporting to be effective. Refer to Item 308(a)(3) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene at (202) 551-3733 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief